FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A PUBLICLY-HELD AND AUTHORIZED COMPANY

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON JUNE 24, 2019

1.           DATE, TIME, AND PLACE: on June 24, 2019, at 9.00 a.m., at the registered headquarters of Companhia Brasileira de Distribuição (the "Company"), located in the City of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3,142, Jardim Paulista, CEP 01402-000.

2.         CHAIR AND SECRETARY: Chairman: Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Aline Pacheco Pelucio.

3.         CALL AND ATTENDANCE: Call duly made pursuant to first and second paragraphs of Article 15 of the Company's Bylaws, and Articles 7 and 8 of the Company's Board of Directors' Internal Regulation. All members of the Company's Board of Directors attended this meeting, namely: Messrs. Jean-Charles Henri Naouri; Arnaud Daniel Charles Walter Joachim Strasser; Ronaldo Iabrudi; Carlos Mario Giraldo Moreno; Eleazar de Carvalho Filho; José Gabriel Loaiza Herrera; Luiz Augusto de Castro Neves; Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: decide on (i) the voting instruction of the Executive Officers of Sendas Distribuidora S.A. (hereinafter, "Sendas"), pursuant to Article 18, paragraph 1 of the Company's Bylaws, at the Board of Directors' meeting held on this date ("DM"), which shall decide on the 1st (first) issuance of commercial promissory notes of Sendas, in six (6) series, (the “Issuance”, “Promissory Notes” Issuanceand “Issuer”, respectively), for public distribution with restricted efforts pursuant to the Normative Instruction No. 476 of CVM - the Brazilian Securities and Exchange Commission ("CVM"), enacted on January 16, 2009, as amended ("CVM Instruction No. 476"), as authorized by Article 1, § 1º, comma I of such instruction ("Restricted Offer"), with the characteristics described as follow; (ii) provision of a fiduciary guarantee represented by a Surety, within the scope of the Issuance (the "Surety"), and (iii) the delegation of powers to the Company's Board of Executive Officers to practice all actions and adopt all measures required to formalize the Guarantee subject of the decision referred to hereinabove.

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5.         RESOLUTIONS: with the meeting already established, the members of the Board of Directors examined the topics making part of the Agenda and made the following decisions, unanimously and without any restrictions:

5.1       To authorize Sendas' Officers to vote favorably on Sendas' DM to approve the first (1st) public issuance of Promissory Notes, in six (6) series, pursuant to CVM Normative Instruction No. 566, dated July 31, 2015, as amended ("CVM Instruction 566"), for public distribution with restricted distribution efforts, pursuant to CVM Instruction 476. Such Promissory Notes shall have the following basic characteristics, without prejudice to the others as set forth in the corresponding deeds of such Promissory Notes (the "Deeds"):

(i)              Total Amount of the Issuance: R$ 800,000,000 (eight hundred million Reais), on the Date of Issuance (as defined below);

(ii)            Date of Issuance: For all legal purposes, the date of Issuance of such Promissory Notes will be the date of their corresponding subscription and payment (the "Date of Issuance");

(iii)          Number of Issuance: the Issuance represents the first (1st) issuance of Promissory Notes of the Issuer;

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(iv)          Unit Face Value: The Promissory Notes will have a unit face value of R$ 50,000,000 (fifty hundred million Reais - BRL), on the Date of Issuance ("Unit Face Value ");

(v)            Series: the Issuance will be carried out in 6 (six) series (the "Series");

(vi)          Number of Promissory Notes: Sixteen (16) Promissory Notes will be issued, which will be divided as follows among the Series:

Series	Number of Promissory Notes
1st (first)	1 (one)
2nd (second)	1 (one)
3rd (third)	1 (one)
4th (fourth)	5 (five)
5th (fifth)	4 (four)
6th (sixth)	4 (four)

(vii)         Term and Maturity Date: the Promissory Notes of each Serie will have the maturity dates set forth in the table below, except for the cases of early redemption or early termination of the Promissory Notes, under the terms to be provided for in each corresponding Deed:

Series	Maturity Date:
1st (first)	365 (three hundred and sixty-five) days as of the Date of Issuance
2nd (second)	732 (seven hundred and thirty-two) days as of the Date of Issuance
3rd (third)	1,096 (one thousand and ninety-six) days as of the Date of Issuance
4th (fourth)	1,461 (one thousand, four hundred and sixty-one) days as of the Date of Issuance
5th (fifth)	1,827 (one thousand, eight hundred and twenty-seven) days as of the Date of Issuance
6th (sixth)	2,192 (two thousand, one hundred and ninety-two) days as of the Date of Issuance
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(viii)       Remuneration: over the Unit Face Value of the Promissory Notes shall accrue interests corresponding to 100.00% (one hundred percent) of the cumulative variation of the average daily rates of the DI – One-Day Interfinance Deposits rate, so-called "over DI Rates extra group", expressed in a percentage form per year, based on two hundred and fifty-two (252) Business Days, calculated and disclosed on a daily basis by the Brazilian stock exchange known as B3, on the daily report available on the website located at http://www.b3.com.br ("DI Rate"), plus an additional rate corresponding to point seventy-two percent (0.72%) per year, calculated on an exponential and cumulative basis, pro rata temporis, based on the Business Days already elapsed, considering a year containing two hundred and fifty-two (252) Business Days, from the Date of Issuance of such Promissory Notes until the date of the actual payment thereof, and considering the criteria set out in the "Schedule of Formulas of Commercial Notes and Obligations - CETIP21" available for consultation on the website http://www.b3.com.br, ascertained according to the formulas to be described on the Deeds;

(ix)          Monetary Adjustment: the Unit Face Value will not be monetarily adjusted;

(x)            Late Payment Charges: in the event any amount due to the holders of Promissory Notes of any series are not paid punctually, in addition to the Remuneration due to the Promissory Notes, overdue debts accrued and not paid by the Issuer will be, from the date of default until the date of effective payment and, regardless of any court or out-of-court notice, notification, or subpoena and in addition to their corresponding Remuneration, subject to: (i) an irreducible and non-compensatory late-payment fine of 2% (two per cent)  calculated over the corresponding amount due and not paid on time; and (ii) late-payment interests calculated from the date of default to the date of actual payment, at the rate of 1% (one percent) per month or fraction of a month, both applicable over the sums in arrears ("Late Payment Charges"). The application of the Late Payment Charges will be suspended for one (1) business day if the default is due to an operating problem proven by the Issuer. If such default is not resolved within the agreed period, the calculation of the Late Payment Charges will be made from the date of default;

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(xi)          Payment of the Unit Face Value and Remuneration: The Unit Face Value of the Promissory Notes of each Series will be fully amortized on a single date, on the Maturity Date of each Series, as specified on the Deeds, except in any case of Early Termination and Optional Early Redemption (as defined herein below). The Remuneration shall be paid to the holders of the Promissory Notes of each Series on one single date, on the corresponding Maturity Date, be it ordinary or of early termination;

(xii)         Early Termination: The Promissory Notes of all Series are subject to early termination, under the terms set forth on the Deeds;

(xiii)       Optional Early Redemption: Sendas may, at its sole discretion and as of the 12th (twelfth) month (included) counted from the Date of Issuance, perform the early redemption of all the outstanding Promissory Notes in use ("Optional Early Redemption"), provided, however, it complies with the terms and conditions that will be provided on the corresponding Promissory Notes, being the partial redemption of the Promissory Notes in use not allowed.  The amount to be paid to Holders of Promissory Notes as Optional Early Redemption shall be the Unit Face Value or the balance of the Unit Face Value plus the Remuneration, calculated pro rata temporis from the Date of Issuance, plus the premium calculated according to the table below ("Early Redemption Premium"):

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Date of redemption of Promissory Notes	Premium
From the 12th month (included) to the 17th month (included), counted from the Date of Issuance	2.00%
From the 18th month (included) to the 23rd month (included), counted from the Date of Issuance	1.80%
From the 24th month (included) to the 29th month (included), counted from the Date of Issuance	1.60%
From the 30th month (included) to the 35th month (included), counted from the Date of Issuance	1.40%
From the 36th month (included) to the 41th month (included), counted from the Date of Issuance	1.05%
From the 42th month (included) to the 47th month (included), counted from the Date of Issuance	0.87%
From the 48th month (included) to the 53th month (included), counted from the Date of Issuance	0.70%
From the 54th month (included) to the 59th month (included), counted from the Date of Issuance	0.45%
From the 60th month (included) to the 65th month (included), counted from the Date of Issuance	0.30%
From the 66th month (included) to the 72th month (included), counted from the Date of Issuance	0.15%

(xiv)       Other Characteristics: any other characteristics of the Promissory Notes will appear on the corresponding Deeds;

5.2       Provide a guaranty, represented by a Surety, under the scope of the Issuance. Such Surety shall be provided on a universal basis and shall include the principal debt of all Promissory Notes, the Remuneration and all its accessories, including any Late Payment Charges, any pecuniary obligations and other additions to the Promissory Notes, including (i) any costs proven and reasonably incurred by the holders of Promissory Notes as a result of lawsuits, proceedings, and other court or out-of-court measures that might be necessary to safeguard the rights connected to the Promissory Notes, and (ii) any cost or expense proven to have been incurred by the Fiduciary Agent, including its  remuneration (the "Guaranteed Obligations"). Such Surety will bind the Company, jointly with the Issuer, as the principal payer responsible for all Guaranteed Obligations. Such Surety shall be provided by the Company on an irrevocable and irreversible basis, and shall remain in force until the Promissory Notes are fully settled.

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5.3       Consent to the Company's Board of Executive Officers: to provide the Board of Executive Officers and other legal representatives of the Company consent to perform, on behalf of the Company, all acts required so that the Surety to secure the Guaranteed Obligations becomes fully effective, , within the scope of the Issuance.

6          CLOSURE: as there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read, agreed to, approved and undersigned by all attending persons.  Sao Paulo (SP, Brazil), June 24, 2019. Chair and Secretary: Chairman – Arnaud Daniel Charles Walter Joachim Strasser; Secretary – Aline Pacheco Pelucio. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri; Arnaud Daniel Charles Walter Joachim Strasser; Ronaldo Iabrudi; Carlos Mario Giraldo Moreno; Eleazar de Carvalho Filho; José Gabriel Loaiza Herrera; Luiz Augusto de Castro Neves; Luiz Nelson Guedes de Carvalho; Manfred Heinrich Gartz.

7.         APPROVAL AND SIGNING OF THE MINUTES: I hereby certify that this is a true copy of the minutes drawn up in the Registry Book of Meeting Minutes of the Company's Board of Directors.

______________________________ Aline Pacheco Pelucio Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.